[GRAPHIC OMITTED]
              500 Boylston Street, Boston, Massachusetts 02116-3741
                      Phone 617-954-4340 / Fax 617-954-7723

                                        June 5, 2006

VIA EDGAR (as Correspondence)
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

     Re: Filings of Forms N-CSR for MFS/Sun Life Series Trust (File Nos. 2-83616; 811-3732)

Ladies and Gentlemen:

         On behalf of MFS/Sun Life Series Trust (File Nos. 2-83616; 811-3732) (the "Registrant"), this letter sets forth our responses to your comments on the Form N-CSR filed by the Registrant for the annual period ended December 31, 2005.

General

Comment: Please file a "Tandy" representation letter in connection with the comment process for the above-referenced filings.

Response:         A "Tandy" representation letter will be filed concurrently with this letter.

Forward Currency Contracts

Comment: Please include in the Portfolio of Investments schedule a description of any underlying forward currency contracts subject to master netting arrangements.

Response:         The Portfolio of Investments schedule contains the carrying value (i.e., the net payable to, or net receivable from, the respective counterparty for all underlying forward currency contracts) of forward currency contracts subject to a master netting arrangement. The sum of all net receivables is presented in the Statement of Assets and Liabilities as an asset, and the sum of all net payables is presented in the Statement of Assets and Liabilities as a liability. We believe that our current disclosure is consistent with Regulation S-X, the AICPA Audit Guide for Investment Companies (the "Audit
                  Guide") and Financial Accounting Standards.

International Funds

Securities and Exchange Commission
June 5, 2006
Page 2 of 3


Comment: Please categorize the investments held by international funds by country in the Portfolio of Investments schedule.

Response:         The investments held by international funds are categorized by industry in the Portfolio of Investments schedule.
                  Additionally, the shareholder report for each international series of the Registrant contains a section entitled
                  "Portfolio Composition," which contains a table categorizing the fund's investments by country. Moreover, in the event a fund concentrates in a particular country, the Notes to Financial Statements for the fund would contain disclosure indicating the percentage of the fund's total assets in such country. We believe that our current disclosure is consistent with Regulation S-X and the Audit Guide, including P.
                  7.11(b)(2) of the Audit Guide.

Section 144A

Comment: Please disclose the percentage of net assets of each series of the Registrant comprised of 144A Securities and the total dollar amount of 144A Securities held by a series.

Response:         The requested disclosure will be made in the Portfolio of
                  Investments section.

Authorized Shares

Comment: Please disclose the authorized shares of each series of the Registrant and the par value of such shares.

Response:         No change has been made. The shares of the Registrant are
                  without par value, and the number of authorized shares is unlimited as disclosed in the Notes to the financial statements.

Commission Recapture Arrangements

Comment: Please include disclosure describing any commission recapture arrangements of the Registrant's series, including whether any cash payments are made.

Response:         No change has been made. The series of the Registrant do not currently participate in any commission recapture arrangements. For the annual period ended December 31, 2005, the Registrant had participated in commission recapture arrangements with certain brokers whereby a portion of the commissions paid by each series of the Registrant were credited to the custodian to reduce the custodian expense of the respective series. Any cash payments were made directly from the broker to the custodian. The series reflected such amounts as a reduction of total operating expenses on the Statement of Operations in their financial statements.

Securities and Exchange Commission
June 5, 2006
Page 3 of 3


         If you have any questions concerning the foregoing, please call the undersigned at 617-954-4340 with any questions.

                                   Sincerely,

                                   /S/SUSAN A. PEREIRA

                                   Susan A. Pereira
                                   Senior Counsel